Exhibit 4.5

SB ONE BANCORP

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description is a summary of the terms of SB One Bancorp’s common stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation and Amended and Second Amended and Restated By-laws, referred to herein as our “certificate of incorporation” and “bylaws,” respectively, which are filed as exhibits to this Annual Report on Form 10-K. All references to the “Company,” “we,” “us” and “our” refer to SB One Bancorp.

General

SB One Bancorp is incorporated under the laws of the State of New Jersey. The rights of the holders of our stock will be governed by the New Jersey Business Corporation Act and the certificate of incorporation. Our certificate of incorporation provides for an authorized capitalization consisting of 15,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value.

Voting Rights

Each share of the common stock is entitled to one vote per share. Cumulative voting is not permitted. Under New Jersey corporate law, the affirmative vote of a majority of the votes cast is required to approve any merger, consolidation or disposition of substantially all of our assets.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities.

Dividends

Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws and the preferential dividend rights of the preferred stock.

Preemptive or Conversion Rights

Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock, and have no conversion or redemption rights.

Indemnification

Our certificate of incorporation provides that we will indemnify any person who was or is a party to any threatened, pending or completed action, whether civil or criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving as a director or officer of any other entity at our request against expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with such action, provided that the director or officer acted in good faith in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, in the event that such action is in the name of the Company, a director or officer may not be indemnified if he is found liable to us unless a court determines that, despite the finding of liability, the officer or director is fairly and reasonably entitled to indemnification.

Limitation of Liability

Our certificate of incorporation contains provisions that may limit the liability of any of our directors or officers or our shareholders for damages for an alleged breach of any duty owed to us or our shareholders. This limitation will not relieve an officer or director from liability based on any act or omission (i) which was in breach of such person’s duty of loyalty to us or our shareholders; (ii) which was not in good faith or involved a knowing violation of law; or (iii) which resulted in receipt by such officer or director of an improper personal benefit. These provisions are permissible under New Jersey law.

Anti-takeover Provisions

Bank Regulatory Requirements

Under the Federal Change in Bank Control Act, or the Control Act, a 60 day prior written notice must be submitted to the Federal Reserve if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the Federal Reserve determines that the acquisition will not result in a change of control. Under the Control Act, the Federal Reserve has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition.

Under the Bank Holding Company Act of 1956, as amended, or the BHCA, entities are generally required to obtain prior approval of the Federal Reserve before obtaining control of a bank holding company, including us. Under the BHCA, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company.

Classified Board Of Directors

Pursuant to our certificate of incorporation, the board of directors is divided into three classes, each of which contains approximately one-third of the whole number of the members of the board. Each class serves a staggered term, with approximately one-third of the total number of directors being elected each year. The certificate of incorporation and bylaws provide that the size of the board shall be determined by a majority of the directors. The certificate of incorporation and the bylaws provide that any vacancy occurring in the board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified board is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a shareholder group to use its voting power to gain control of the board of directors without the consent of our incumbent board of directors.

Under New Jersey law and as specified in our bylaws, we must have a minimum of 1 director and a maximum of 25 directors, with the number of directors at any given time to be fixed by the board of directors. We currently have 12 directors.

Stockholder Vote Required to Approve Business Combinations

Under New Jersey law, business combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the company and any other affected class of stock, unless a higher vote is required under a company’s certificate of incorporation. Our certificate of incorporation does not contain any higher voting requirements.

Amendment of Certificate of Incorporation and Bylaws

Amendments to our certificate of incorporation must be approved by a majority vote of our board of directors and also by a majority of the outstanding shares of our voting stock, except for amendment authorizing the issuance of preferred stock which only requires the majority vote of the board of directors.

New Jersey Shareholders Protection Act

We are subject to the New Jersey Shareholders’ Protection Act, Section 14A:10A of the New Jersey Business Corporation Act. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years from the date the stockholder acquires the corporation’s stock unless the corporation’s board of directors approved the combination prior to the stockholder becoming an interested stockholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested stockholder unless (i) the combination is approved by the board of directors prior to the interested stockholder’s stock acquisition date, (ii) the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested stockholder at a meeting called for such purpose or (iii) the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation or any affiliate or associate of the corporation who within the prior five year period has at any time directly or indirectly owned 10% or more of the voting power of the then outstanding stock of the corporation. The term “business combination” is defined broadly to include, among other things:

•             the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder;

•             the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested stockholder or any affiliate or associate of the interested stockholder who has 10% or more of the corporation’s assets; or

•             the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the outstanding stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute generally applies to corporations that are organized under New Jersey law and which have either, as of the date that the interested stockholder first becomes an interested stockholder of the corporation, their principal executive offices or significant business operations located in New Jersey. However, unless a corporation’s certificate of incorporation provides otherwise, which ours does not, the statute does not apply to any business combination with an interested shareholder if the corporation did not have a class of voting stock registered or traded on a national securities exchange or registered with the SEC under the Exchange Act on that interested stockholder’s stock acquisition date.